SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Icagen, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45104P104
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45104P104

1.	Name of Reporting Persons I.R.S. Identification No. of above persons (entities only) HBM BioVentures (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC USE ONLY

4.	Citizenship or Place of Organization Cayman Islands, British West Indies
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 9 0.00%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 45104P104

Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 14, 2006 (the “Schedule 13G”.) Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership.
	(a)	Amount beneficially owned: -0-
	(b)	Percent of class: 0.00%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: -0-
		(ii)	Shared power to vote or to direct the vote: -0-
		(iii)	Sole power to dispose or to direct the disposition of: -0-
		(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

CUSIP No. 45104P104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2006

HBM BIOVENTURES (CAYMAN) LTD.

By:	/s/ John Arnold

John Arnold
Name

Chairman & Managing Director
Title